FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to
ANNUAL REPORT
of
THE REPUBLIC OF TURKEY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Republic of Turkey Consulate General in New York
Economic Counselor
821 U.N. Plaza
4th Floor
New York, New York 10017

*      The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE
SIGNATURE
EXHIBIT INDEX
DESCRIPTION OF AMENDMENTS TO FISCAL AGENCY AGRMT.
FORM OF AMENDMENT NO. 1 TO FISCAL AGENCY AGREEMENT

EXPLANATORY NOTE

     The purpose of this Amendment is to file with the Commission (i) a description of certain provisions relating to collective action securities to be issued by the Registrant (or the “Republic”), and (ii) a form of Amendment No. 1 dated as of September 17, 2003 to the Fiscal Agency Agreement dated as of December 15, 1998 between the Republic of Turkey and JPMorgan Chase Bank, as Fiscal Agent.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 19th day of September, 2003.

REPUBLIC OF TURKEY

By:	/s/ Melih Nemli

Melih Nemli Deputy Director General of Foreign Economic Relations, Undersecretariat of Treasury Prime Ministry

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None

B:	None

*C:	Copy of the 2003 Annual Budget of Turkey

**D:	Current Description of Turkey

E:	Description of Amendments to Be Made to Fiscal Agency Agreement dated as of December 15, 1998 between the Republic of Turkey and JPMorgan Chase Bank, as Fiscal Agent

F:	Form of Amendment No. 1 dated as of September 17, 2003 to the Fiscal Agency Agreement dated as of December 15, 1998 between the Republic of Turkey and JPMorgan Chase Bank, as Fiscal Agent

*	Previously filed in paper format under cover of Form SE.

**	Previously filed.